The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

June 29, 2011

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0104 Attention: Filing Desk	VIA EDGAR

Re:	Request for Withdrawal of Application for an Order by
Business Development Corporation of America, et al. (File No. 812-13873).

Ladies and Gentlemen:

We are writing on behalf of Business Development Corporation of America and the other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order (File No. 812-13873) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act and under Section 17(d) of the Act and Rule 17d-1 under the Act authorizing certain joint transactions (the “Application”), which was filed on February 25, 2011.

Should you have any questions concerning the Application or this request to withdraw, please contact the undersigned at 901.543.5918 or John A. Good at 901.543.5901.

Very truly yours,

Helen W. Brown